Exhibit 99.2

Colliers International Group Inc. Third Quarter 2019 Financial Results October 29, 2019

Forward - Looking Statements This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These sta tem ents involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from a ny future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especiall y as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy ra tes and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in r ela tion to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets s erv ed by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information tec hnology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration p oli cies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2018 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) an d other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are ma de as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary stateme nts. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whethe r as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures. 2

3 Third Quarter 2019 Results • Solid operating results with higher margins • Quarterly revenues up 3% (5% in local currency) with internal growth of 2% • Year to date internal growth of 4% • Adjusted EBITDA up 16% (18% in local currency) • Adjusted EPS of $1.04, up 13% from the prior year quarter • Subsequent to quarter end, completed the strategic acquisition of Synergy Property Development Services, the leader in project management services in India • Completed a total of four acquisitions YTD • Given performance over first nine months and current outlook, expect to finish the year strongly

4 Third Quarter 2019 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations USD LC (1) Revenue 736.9 715.7 3% 5% Adjusted EBITDA 84.3 72.7 16% 18% Adjusted EBITDA Margin 11.4% 10.2% Adjusted EPS 1.04 0.92 13% GAAP Operating Earnings 48.2 42.0 15% GAAP Operating Earnings Margin 6.5% 5.9% GAAP EPS 0.74 0.41 80% USD LC (1) Revenue 2,117.5 1,935.5 9% 12% Adjusted EBITDA 215.2 178.2 21% 23% Adjusted EBITDA Margin 10.2% 9.2% Adjusted EPS 2.65 2.32 14% GAAP Operating Earnings 118.8 103.3 15% GAAP Operating Earnings Margin 5.6% 5.3% GAAP EPS 1.37 1.13 21% Q3 2019 Q3 2018 % Change over Q3 2018 YTD 2019 YTD 2018 % Change over YTD 2018

5 Third Quarter Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Service s, Project Management, Workplace Solutions, Property Marketing and Research Services. Q3 Revenues Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Investment Management 39.9 31.8 218.8 229.3 200.5 195.9 277.7 258.7 736.9 715.7 2019 2018 % Change over Q3 2018 USD LC Outsourcing & Advisory 7% 10% Sales Brokerage 2% 4% Lease Brokerage -5% -3% Investment Management 25% 26% Total 3% 5% Revenue Mix Q3 2019 Q3 2018 Outsourcing & Advisory 38% 36% Sales Brokerage 27% 28% Lease Brokerage 30% 32% Investment Management 5% 4% Total 100% 100%

6 (1) Q3 2019 GAAP Operating Earnings: $ 26.5M Americas, $5.1M EMEA, $17.2M Asia Pacific, $9.3M Investment Management (2) Q3 2018 GAAP Operating Earnings: $24.4M Americas, $9.4M EMEA, $16.2M Asia Pacific, $2.4M Investment Management Q3 2019 Revenues Q3 2019 Adjusted EBITDA 1 Third Quarter Geographic Split (US$ millions) Q3 2018 Revenues Q3 2018 Adjusted EBITDA 2 58% 19% 18% 5% Americas 424.3 EMEA 138.8 Asia Pacific 133.5 Investment Management 39.9 43% 22% 12% 23% Americas 33.3 EMEA 17.3 Asia Pacific 17.8 Investment Management 9.6 57% 20% 19% 4% Americas 404.6 EMEA 146.3 Asia Pacific 132.5 Investment Management 31.8 45% 15% 22% 18% Americas 38.8 EMEA 12.6 Asia Pacific 18.6 Investment Management 15.9

7 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Americas (US$ millions) • Revenues up 5% in local currency, driven by acquisitions • Internal growth of 8% in Outsourcing & Advisory offset by a decline in Lease Brokerage • Adjusted EBITDA margin up due to service mix and lower discretionary expenses Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (2) GAAP Operating Earnings: Q3 2019 $26.5M at 6.2% margin ; Q3 2018 $24.4M at 6.0% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) 159.5 162.0 117.2 115.1 147.5 127.5 424.3 404.6 Q3 2019 Q3 2018 38.8 33.3 9.1% 8.2% Q3 2019 Q3 2018 USD LC Internal Growth (LC) Revenue Growth 5% 5% 0%

8 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Revenue EMEA (US$ millions) Adjusted EBITDA 2 (Adjusted EBITDA Margin) • Revenues down 1% in local currency, comprised of an internal decline of 3% offset by 2% growth from acquisitions • Internal growth impacted by timing, with a significant number of transactions expected to be recorded in Q4 2019 • Adjusted EBITDA impacted by lower revenues and service mix (2) GAAP Operating Earnings: Q3 2019 $5.1M at 3.7% margin; Q3 2018 $9.4M at 6.4% margin Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 30.0 37.6 41.6 37.6 67.2 71.1 138.8 146.3 Q3 2019 Q3 2018 12.6 17.3 9.1% 11.8% Q3 2019 Q3 2018 USD LC Internal Growth (LC) Revenue Growth -5% -1% -3%

9 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Asia Pacific (US$ millions) • Revenues up 5% in local currency, with 4% from internal growth and 1% growth from acquisitions • Internal growth driven by Outsourcing & Advisory services (2) GAAP Operating Earnings: Q3 2019 $17.2M at 12.9% margin; Q3 2018 $16.2M at 12.2% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 29.2 29.7 41.7 43.2 62.6 59.6 133.5 132.5 Q3 2019 Q3 2018 18.6 17.8 13.9% 13.4% Q3 2019 Q3 2018 USD LC Internal Growth (LC) Revenue Growth 1% 5% 4%

10 Investment Management (US$ millions) • Revenues up 26% in local currency and all internally generated, reflecting incremental management fees from new capital commitments • Q3 2019 revenues include $0.5 million of pass - through revenues from historical carried interests • $30.6 Billion of AUM as of September 30, 2019, up 18% from $25.9 Billion as of September 30, 2018 (1) GAAP Operating Earnings: Q3 2019 $9.3M at 23.3% margin; Q3 2018 $2.4 at 7.6% margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 25% 26% 26% 39.9 31.8 Q3 2019 Q3 2018 15.9 9.6 39.9% 30.1% Q3 2019 Q3 2018

11 1 Includes business acquisitions, contingent acquisition consideration and purchase of non - controlling interests in subsidiaries. Capitalization & Capital Allocation (US$ millions) Highlights • Net debt / pro forma adjusted EBITDA leverage of 1.5x at September 30, 2019 • Down from 2.2x at September 30, 2018, after acquiring Harrison Street in July 2018 • Subsequent to quarter end, completed the acquisition of Synergy • Anticipated capital expenditures of approximately $45 - $50 million in 2019 driven by investments in office space and IT systems/software Cash $ 101.7 $ 127.0 $ 114.7 Total Debt 610.9 672.1 820.5 Net Debt $ 509.2 $ 545.1 $ 705.8 Redeemable non- controlling interests 323.4 343.4 334.9 Shareholders' equity 457.1 392.0 343.6 Total capitalization $ 1,289.7 $ 1,280.5 $ 1,384.3 Net debt / pro forma adjusted EBITDA 1.5x 1.6x 2.2x Capital Expenditures $ 7.2 $ 7.6 Acquisition Spend (1) $ 4.4 $ 483.9 Capital Expenditures $ 31.3 $ 21.6 Acquisition Spend (1) $ 27.8 $ 590.7 9 Months Ended September 30, 2019 September 30, 2018 September 30, 2019 December 31, 2018 September 30, 2018 3 Months Ended September 30, 2019 September 30, 2018

12 Looking Ahead 2019 Consolidated full year outlook • No change to 2019 full year outlook • Predicated on stable market conditions, despite a number of ongoing geopolitical events • High single - digit consolidated revenue growth, consisting of low single - digit internal growth and the balance from completed acquisitions • Consolidated adjusted EBITDA margin improvement of 100 - 120bps • Consolidated income tax rate of 28% - 30% • Consolidated NCI share of earnings of 18% - 20% • Low double - digit adjusted EPS growth

Appendix Reconciliation of non - GAAP measures

14 Appendix Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 28,673 $ 25,384 Income tax 12,868 10,257 Other income, net (663) (581) Interest expense, net 7,298 6,896 Operating earnings 48,176 41,956 Depreciation and amortization 22,835 23,161 Acquisition-related items 8,867 6,271 Restructuring costs 2,826 - Stock-based compensation expense 1,558 1,277 Adjusted EBITDA $ 84,262 $ 72,665 Three months ended September 30, 2019 September 30, 2018 $ 69,711 $ 62,727 27,270 27,832 (985) (1,041) 22,775 13,753 118,771 103,271 69,281 55,303 18,765 14,265 3,141 416 5,199 4,978 $ 215,157 $ 178,233 Nine months ended September 30, 2019 September 30, 2018

# Appendix

## Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

| | Three months ended | | Nine months ended | |
|---|---|---|---|---|
| *(US$ thousands)* | September 30, 2019 | September 30, 2018 | September 30, 2019 | September 30, 2018 |
| Net earnings | $ 28,673 | $ 25,384 | $ 69,711 | $ 62,727 |
| Non-controlling interest share of earnings | (6,069) | (4,073) | (13,900) | (8,290) |
| Amortization of intangible assets | 14,878 | 15,255 | 44,835 | 32,624 |
| Acquisition-related items | 8,867 | 6,271 | 18,765 | 14,265 |
| Restructuring costs | 2,826 | - | 3,141 | 416 |
| Stock-based compensation expense | 1,558 | 1,277 | 5,199 | 4,978 |
| Income tax on adjustments | (6,524) | (5,440) | (14,740) | (10,413) |
| Non-controlling interest on adjustments | (2,507) | (1,929) | (7,099) | (3,979) |
| **Adjusted net earnings** | **$ 41,702** | $ 36,745 | **$ 105,912** | $ 92,328 |

| | Three months ended | | Nine months ended | |
|---|---|---|---|---|
| *(US$)* | September 30, 2019 | September 30, 2018 | September 30, 2019 | September 30, 2018 |
| Diluted net earnings per common share | $ 0.74 | $ 0.41 | $ 1.37 | $ 1.13 |
| Non-controlling interest redemption increment | (0.18) | 0.13 | 0.02 | 0.24 |
| Amortization of intangible assets, net of tax | 0.23 | 0.23 | 0.69 | 0.52 |
| Acquisition-related items | 0.16 | 0.12 | 0.38 | 0.30 |
| Restructuring costs, net of tax | 0.05 | - | 0.06 | 0.01 |
| Stock-based compensation expense, net of tax | 0.04 | 0.03 | 0.13 | 0.12 |
| **Adjusted EPS** | **$ 1.04** | $ 0.92 | **$ 2.65** | $ 2.32 |

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